PACIFIC CORPORATE TRUST COMPANY
510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC V6C 3B9
Phone: 604-689-9853
Fax: 604-689-8144
June 15, 2006

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE:     AVINO SILVER & GOLD MINES LTD (the "Company")
MAILING ON JUNE 15, 2006

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on the list(s) provided by the Intermediaries or their agent(s). However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

•	Information Circular
•	Notice of Meeting
•	Annual Financial Statements for the Year Ending 2006/01/31
•	Management Discussion and Analysis
•	Proxy*
•	Financial Statement Request Form

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

"DALLAS CHUNG"

DALLAS CHUNG

cc: TSX Venture Exchange                                                                                     cc: AVINO SILVER & GOLD MINES LTD
cc: Alberta Securities Commission                                                                        cc: SALLEY BOWES HARWARDT
cc: US Securities and Exchange Commission                                                      cc: VELLMER & CHANG

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.